NOL

RECEIVED
2009 MAY -4 A 8:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

20 April 2009

09046037

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made the following announcements in relation to the appointments of key senior management:-

(1) President, APL Logistics Ltd (Mr James Herbert McAdam III);

(2) President (South Asia) (Mr Goh Teik Poh); and

(3) the Company's press release on the above appointments.

Attached are copies of the announcements for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Encs
/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2009\Letters to SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin)(Key Sr Mgmt Appts) - 20Apr09.DOC

APL APL Logistics

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption
No. 82-2605

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Announcement of Appointment of President, APL Logistics Ltd *

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	20-Apr-2009 18:09:01
Announcement No.	00087

>> Announcement Details

The details of the announcement start here ...

Date of Appointment *	20-04-2009
Name of person *	James Herbert McAdam III
Age *	54
Country of principal residence *	Singapore
The Board's comments on this appointment (including rationale, selection criteria, and the search and nomination process) *	The President APL Logistics position was vacated when Mr Brian Lutt resigned. Management has recommended that Mr Jim McAdam take up the position of President, APL Logistics. The Company's Executive Resource and Compensation Committee (ERCC) considered, inter-alia, the job requirements for the post, the prevailing circumstances, available talent and Mr Jim McAdam's extensive experience in liner and logistics management. It concurred with management that Mr Jim McAdam is a good fit for the post. The ERCC approved the appointment on 16 April 2009.
Whether appointment is executive, and if so, the area of responsibility *	Yes. To head NOL Group's APL Logistics' business unit.
Job Title (e.g. Lead ID, AC Chairman, AC Member etc.)	President, APL Logistics Ltd
Working experience and occupation(s) during the past 10 years *	Working Experience within NOL Group: - President, South Asia Region - President, Asia/Middle East Region - Senior Vice President, Business Solutions - Vice President & Managing Director, APL Japan
Shareholding * in the listed issuer and its subsidiaries *	Neptune Orient Lines Limited - 189,871 Ordinary Shares
Familial relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	None
Conflict of interest (including any competing business) *	None

>> Other Directorships#

These fields are not applicable for announcements of appointments pursuant to Listing Rule 704(9)

SEC Exemption
No. 82-2605

Past (for the last 5 years)	N/A
Present	1. A.P.L. (Cambodia) Co., Ltd., Cambodia (Chairman) 2. APL-NOL (Vietnam) Ltd, Vietnam (Director) 3. Chongqing Changan Minsheng APLL Logistics Ltd, China (Director) 4. First Logistics Development (JV) Company, Vietnam (Director) 5. India Infrastructure and Logistics Private Limited, India (Alternate Director) 6. Mitorient Enterprise Pte Ltd, Singapore (Chairman) 7. Mitorient Holding Pte Ltd, Singapore (Chairman) 8. NOL Global Services Centre Sdn Bhd, Malaysia (Director) 9. The Logistics Institute - Asia Pacific, Singapore (Advisory Board member)

>> Information required pursuant to Listing Rule 704(7)(h)

Disclose the following matters concerning an appointment of director, chief executive officer, general manager or other officer of equivalent rank. If the answer to any questions is "yes", full details must be given.

(a) *	Whether at any time during the last 10 years, an application or a petition under any bankruptcy law of any jurisdiction was filed against him or against a partnership of which he was a partner at the time when he was a partner or at any time within 2 years from the date he ceased to be a partner?	• No
(b) *	Whether at any time during the last 10 years, an application or a petition under any law of any jurisdiction was filed against an entity (not being a partnership) of which he was a director or an equivalent person or a key executive, at the time when he was a director or an equivalent person or a key executive of that entity or at any time within 2 years from the date he ceased to be a director or an equivalent person or a key executive of that entity, for the winding up or dissolution of that entity or, where that entity is the trustee of a business trust, that business trust, on the ground of insolvency?	• No
(c) *	Whether there is any unsatisfied judgment against him?	• No
(d) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment, or has been the subject of any criminal proceedings (including any pending criminal proceedings of which he is aware) for such purpose?	• No
(e) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or has been the subject of any criminal proceedings (including any pending criminal proceedings of which he is aware) for such breach?	• No
(f) *	Whether at any time during the last 10 years, judgment has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misrepresentation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings of which he is aware) involving an allegation of fraud, misrepresentation or dishonesty on his part?	• No
(g) *	Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the	• No

	formation or management of any entity or business trust?	
(h) *	Whether he has ever been disqualified from acting as a director or an equivalent person of any entity (including the trustee of a business trust), or from taking part directly or indirectly in the management of any entity or business trust?	• No
(i) *	Whether he has ever been the subject of any order, judgment or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?	• No
(j)	Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of :-	
(i)*	any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or	• No
(ii)*	any entity (not being a corporation) which has been investigated for a breach of any law or regulatory requirement governing such entities in Singapore or elsewhere; or	• No
(iii)*	any business trust which has been investigated for a breach of any law or regulatory requirement governing business trusts in Singapore or elsewhere; or	• No
(iv)*	any entity or business trust which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere,	• No
	in connection with any matter occurring or arising during that period when he was so concerned with the entity or business trust?	
(k) *	Whether he has been the subject of any current or past investigation or disciplinary proceedings, or has been reprimanded or issued any warning, by the Monetary Authority of Singapore or any other regulatory authority, exchange, professional body or government agency, whether in Singapore or elsewhere?	• No

>> Information required pursuant to Listing Rule 704(7)(i)

Disclosure applicable to the appointment of Director only.

Any prior experience as a director of a listed company?	• No
If no, please provide details of any training undertaken in the roles and responsibilities of a director of a listed company.	Not applicable as disclosure does not relate to appointment of Director.

Footnotes	
Attachments	Total size = **0** (2048K size limit recommended)

SEC Exemption
No. 82-2605

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SEC Exemption
No. 82-2605

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Announcement of Appointment of President (South Asia) *
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	20-Apr-2009 18:11:49
Announcement No.	00091

>> Announcement Details
The details of the announcement start here ...

Date of Appointment *	01-05-2009
Name of person *	Goh Teik Poh
Age *	50
Country of principal residence *	Singapore
The Board's comments on this appointment (including rationale, selection criteria, and the search and nomination process) *	The Regional President (RP), South Asia position was vacated when Mr Jim McAdam was appointed President, APL Logistics to replace Mr Brian Lutt who resigned in March 2009. Management has recommended that Mr Goh Teik Poh take up the position of RP South Asia. The Company's Executive Resource and Compensation Committee (ERCC) considered, inter-alia, the job requirements for the post, the prevailing circumstances, available talent and Mr Goh Teik Poh's extensive experience in liner management. It concurred with management that Mr Goh Teik Poh is a good fit for the post. Mr Goh Teik Poh will concurrently hold the CHRO position until his replacement is named. This is expected shortly. The ERCC approved the appointment on 16 April 2009.
Whether appointment is executive, and if so, the area of responsibility *	Yes. Mr Goh Teik Poh will be responsible for the management and operations of the South Asia Region.
Job Title (e.g. Lead ID, AC Chairman, AC Member etc.)	President (South Asia)
Working experience and occupation(s) during the past 10 years *	Working Experience within NOL Group: - Chief Human Resources Officer - Senior Vice President, Global Operations & Network
Shareholding * in the listed issuer and its subsidiaries *	Neptune Orient Lines Limited - 237,665 Ordinary Shares
Familial relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	NIL
Conflict of interest (including any competing business) *	NIL

>> Other Directorships#
These fields are not applicable for announcements of appointments pursuant to Listing Rule 704(9)

SEC Exemption
No. 82-2605

Past (for the last 5 years)	N/A
Present	1. Baltic International Maritime Council (BIMCO) Board of Directors 2. Eagle Marine Services, Ltd, USA (Director) 3. Neptune Realty Management Pte Ltd, Singapore (Director)

>> Information required pursuant to Listing Rule 704(7)(h)
Disclose the following matters concerning an appointment of director, chief executive officer, general manager or other officer of equivalent rank. If the answer to any questions is "yes", full details must be given.

(a) *	Whether at any time during the last 10 years, an application or a petition under any bankruptcy law of any jurisdiction was filed against him or against a partnership of which he was a partner at the time when he was a partner or at any time within 2 years from the date he ceased to be a partner?	• No
(b) *	Whether at any time during the last 10 years, an application or a petition under any law of any jurisdiction was filed against an entity (not being a partnership) of which he was a director or an equivalent person or a key executive, at the time when he was a director or an equivalent person or a key executive of that entity or at any time within 2 years from the date he ceased to be a director or an equivalent person or a key executive of that entity, for the winding up or dissolution of that entity or, where that entity is the trustee of a business trust, that business trust, on the ground of insolvency?	• No
(c) *	Whether there is any unsatisfied judgment against him?	• No
(d) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment, or has been the subject of any criminal proceedings (including any pending criminal proceedings of which he is aware) for such purpose?	• No
(e) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or has been the subject of any criminal proceedings (including any pending criminal proceedings of which he is aware) for such breach?	• No
(f) *	Whether at any time during the last 10 years, judgment has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misrepresentation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings of which he is aware) involving an allegation of fraud, misrepresentation or dishonesty on his part?	• No
(g) *	Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any entity or business trust?	• No
(h) *	Whether he has ever been disqualified from acting as a director or an equivalent person of any entity (including the trustee of a business trust), or from taking part	• No

SEC Exemption No. 82-2605

directly or indirectly in the management of any entity or business trust?	
(i) * Whether he has ever been the subject of any order, judgment or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?	• No
(j) Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of :-	
(i)* any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or	• No
(ii)* any entity (not being a corporation) which has been investigated for a breach of any law or regulatory requirement governing such entities in Singapore or elsewhere; or	• No
(iii)* any business trust which has been investigated for a breach of any law or regulatory requirement governing business trusts in Singapore or elsewhere; or	• No
(iv)* any entity or business trust which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere,	• No
in connection with any matter occurring or arising during that period when he was so concerned with the entity or business trust?	
(k) * Whether he has been the subject of any current or past investigation or disciplinary proceedings, or has been reprimanded or issued any warning, by the Monetary Authority of Singapore or any other regulatory authority, exchange, professional body or government agency, whether in Singapore or elsewhere?	• No

>> Information required pursuant to Listing Rule 704(7)(i)

Disclosure applicable to the appointment of Director only.

Any prior experience as a director of a listed company?	• No
If no, please provide details of any training undertaken in the roles and responsibilities of a director of a listed company.	Not applicable as disclosure does not relate to appointment of Director.

Footnotes	
Attachments	Total size = **0** (2048K size limit recommended)

Close Window

SEC Exemption
No. 82-2605

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	20-Apr-2009 18:14:50
Announcement No.	00095

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	NOL Announces Key Senior Management Appointments
Description	Attached is the Company's press release on the above.
Attachments	NOLKeyAppts.pdf Total size = **78K** (2048K size limit recommended)

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NOL

Press Release

NOL announces key senior management appointments

Singapore, 20 April 2009: Neptune Orient Lines (NOL) Group President & CEO Ronald D. Widdows today announced new senior management appointments to head the Group's APL Logistics business unit and its South Asia Region organisation.

Mr Jim McAdam has been promoted and assumes the position of President, APL Logistics, the unit of the NOL Group that provides international supply chain capabilities for customers globally. He replaces Brian Lutt who recently left the Group to pursue other opportunities.

Mr McAdam is currently APL's President South Asia Region and prior to that was President of the Asia/Middle East Region from 2006. From 2004 to 2006 he was NOL's Senior Vice President, Business Solutions, responsible for developing and implementing supply chain solutions for some of the Group's largest global customers. He joined NOL in 1999 as Vice President and Managing Director of North Asia, based in Tokyo, Japan. Previously Mr McAdam was Director International Operations for Menlo Logistics. He is currently an Advisory Board member of Singapore-based The Logistics Institute Asia Pacific. Mr McAdam has extensive knowledge of NOL's Logistics and Liner Shipping business and customer base. His new appointment is effective immediately.

Mr Goh Teik Poh has been selected to replace Mr McAdam as President South Asia Region. He will lead APL's business and operations across 27 country markets in Southeast Asia, West Asia, the Middle East and Australia.

Mr Goh has been NOL's Chief Human Resources Officer since January of 2008, responsible for all aspects of human resource management across the Group. Previously, he was APL's Senior Vice President Global Operations and Network from 2003 to 2008. He has been with the NOL Group for 29 years and has held leadership roles in Operations, Country Management, and Corporate Planning. Mr Goh will transition to his new assignment over the next 30 days and will concurrently hold the Chief Human Resources Officer position until his successor in that role is announced.

"Jim and Teik Poh are among our most experienced senior managers and both will bring a broad depth of knowledge of our business and the customers we serve to their new assignments," said Mr Widdows.

Each of the appointees will report to the NOL Group President & CEO and be based at the Group's head office in Singapore.

-ENDS-

SEC Exemption
No. 82-2605

Media Enquiries:

Mr Paul Barrett
Telephone: (65) 6371 7959
paul_barrett@nol.com.sg

Investor Enquiries:

Mr Bernie Yu
Telephone: (65) 6371 5028
bernie_yu@nol.com.sg

About NOL

Neptune Orient Lines (NOL) is a Singapore-based global container shipping, terminals and logistics company. Its container shipping arm, APL, provides world-class container shipping services and intermodal operations supported by leading-edge IT and e-commerce. Its Terminals unit has one of the world's leading container terminal networks, with key gateway facilities in Asia and North America. Its logistics business, APL Logistics, provides international, end-to-end logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Web site: www.nol.com.sg

NOL

RECEIVED
2009 MAY -4 A 8:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

16 April 2009

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the update on its business operating conditions. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Marjorie Wee (Ms)
Company Secretary

Enc

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2009\Letters to SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin)(Update on Biz Operating Conditions) - 16Apr09.DOC

APL APL Logistics™

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption
No. 82-2605

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	16-Apr-2009 21:02:58
Announcement No.	00133

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	UPDATE ON BUSINESS OPERATING CONDITIONS
Description	Attached is the Company's announcement on the above.
Attachments	ResultsQ109.pdf Total size = **22K** (2048K size limit recommended)

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NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

UPDATE ON BUSINESS OPERATING CONDITIONS

Neptune Orient Lines Limited ("NOL") today announced that it anticipates its first quarter 2009 results (due to be reported on 12 May 2009) to show an estimated net loss of US$240 million (subject to finalisation), which is in excess of the net loss of US$149 million which the Group reported for 4Q 2008. The first quarter of the year is a seasonally slower period for the global container shipping sector. However, this deterioration in performance is also due to a worsening of business operating conditions in the first quarter.

On the expectation of adverse business operating conditions continuing, NOL expects its full year loss to be significantly worse than financial analysts' current estimates. This is so notwithstanding the ongoing increased cost savings and mitigation efforts undertaken by NOL.

BY ORDER OF THE BOARD

Marjorie Wee/Wong Kim Wah (Ms)
Company Secretaries

Date: 16 April 2009